UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
November 2011 Up 8.3% Year over Year

Mexico City, December 5, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2011 increased by 8.3% when compared to November 2010.

All figures in this announcement reflect comparisons between November 1 through November 30, 2010 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2010	November 2011	% Change
Cancún	272,203	304,341	11.8
Cozumel	3,582	6,640	85.4
Huatulco	24,711	32,579	31.8
Mérida	87,309	102,738	17.7
Minatitlán	8,451	10,064	19.1
Oaxaca	31,963	32,015	0.2
Tapachula	12,502	12,349	(1.2)
Veracruz	56,921	62,774	10.3
Villahermosa	60,569	72,051	19.0
Total Domestic	558,211	635,551	13.9

International
Airport	November 2010	November 2011	% Change
Cancún	629,319	655,049	4.1
Cozumel	23,071	20,440	(11.4)
Huatulco	4,218	4,791	13.6
Mérida	10,362	7,878	(24.0)
Minatitlán	276	427	54.7
Oaxaca	3,803	4,739	24.6
Tapachula	355	544	53.2
Veracruz	4,828	7,813	61.8
Villahermosa	3,979	3,800	(4.5)
Total International	680,211	705,481	3.7

ASUR	Page 1 of 2

Total
Airport	November 2010	November 2011	% Change
Cancún	901,522	959,390	6.4
Cozumel	26,653	27,080	1.6
Huatulco	28,929	37,370	29.2
Mérida	97,671	110,616	13.3
Minatitlán	8,727	10,491	20.2
Oaxaca	35,766	36,754	2.8
Tapachula	12,857	12,893	0.3
Veracruz	61,749	70,587	14.3
Villahermosa	64,548	75,851	17.5
ASUR Total	1,238,422	1,341,032	8.3

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 5, 2011